February 28, 2020

Lester Wong
Chief Financial Officer
Kulicke & Soffa Industries, Inc.
23A Serangoon North Avenue 5 #01-01
Singapore 554369

       Re: Kulicke and Soffa Industries, Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2019
           Filed November 15, 2019
           File No. 000-00121

Dear Mr. Wong:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. We note that your results of operations section in MD&A discusses the changes in revenue and gross profit by segment. However, we note from your disclosure in Note 14 that segment operating income is the measure used by your chief operating decision maker in deciding how to allocate resources and assess performance. We also note that although the Capital Equipment segment generated the larger revenue and gross profit amounts of the two segments in fiscal 2019, it generated a loss from operations, while APS had income from operations. In light of this disproportionate contribution of the Capital
      Equipment segment to operating income relative to its contribution to revenue, it appears that investors would benefit from a discussion of segment operating income in your results of operations discussion within MD&A. Please consider revising as appropriate.
 Lester Wong
FirstName Soffa Industries, Inc.
Kulicke & LastNameLester Wong
Comapany NameKulicke & Soffa Industries, Inc.
February 28, 2020
Page 2
February 28, 2020 Page 2
FirstName LastName




Notes to Consolidated Financial Statements
Note 3: Goodwill and Intangible Assets
Goodwill, page 47

2. We note your disclosure that you performed your annual assessment in the fourth quarter of fiscal 2019 and concluded that no impairment charge was required and that during fiscal year 2019 and through the three months ended December 28, 2019, you reviewed qualitative factors and determined that no triggering event had occurred to indicate that the fair value of the reporting unit is below its carrying value. We further note that net revenues for your capital equipment segment in fiscal 2019 decreased 46.2% from fiscal
         2018 and decreased 11.7% for the three months ended December 28, 2019 compared to the same period for 2018, and the segment had a loss from operations in fiscal 2019 of
         $12.5 million. Please tell us how you considered the factors pursuant to ASC 350-20-35-3 in determining that further impairment testing was not necessary given the decreases in net revenues and gross profit for your capital equipment segment. Additionally, please tell us if the fair values of each of your reporting units are substantially in excess of their carrying values.
Note 10. Revenue and Contract Liabilities, page 57

3. We note from your disclosure in Note 10 that you report revenue based on your reportable segments and you believe that reporting revenue on this basis provides information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. However, we note that in your investor presentations and earnings calls, you discuss the business in terms of certain end markets such as automotive, advanced packaging, and memory, among others, as well as product categories such as your wire bonder business and ball bonder business. Additionally, we note that each of your two reportable segments consists of six operating segments. In light of this, it appears it may be appropriate to disclose revenue on a further disaggregated basis. Please tell us how you considered the guidance in ASC 606-10-55-90 through 55-91 when determining the appropriate level of disaggregation of revenue.
 Lester Wong
Kulicke & Soffa Industries, Inc.
February 28, 2020
Page 3




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 if you have any questions.



FirstName LastNameLester Wong                             Sincerely,
Comapany NameKulicke & Soffa Industries, Inc.
                                                          Division of
Corporation Finance
February 28, 2020 Page 3                                  Office of
Manufacturing
FirstName LastName